COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
 SUPPLEMENT NO. 1 DATED DECEMBER 14, 2011
 TO THE PROSPECTUS DATED DECEMBER 6, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated December 6, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	declaration of distributions;
(3)	recent real property investments; and
(4)	placement of debt on certain real property investments.

Status of Our Public Offering

The registration statement for our initial public offering of $4,000,000,000 in shares of our common stock was declared effective by the Securities and Exchange Commission on December 6, 2011. Of this amount, we are offering $3,500,000,000 in shares in a primary offering and have reserved and are offering $500,000,000 in shares pursuant to our distribution reinvestment plan.  Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. until we received subscriptions aggregating at least $10,000,000. On December 6, 2011, Cole Holdings Corporation, an affiliate of our sponsor, deposited $10,000,000 for the purchase of shares of common stock in the offering into escrow. As a result, we satisfied the conditions of our escrow agreement and on December 7, 2011, we broke escrow and accepted the investor’s subscription for shares of our common stock in the offering, resulting in gross proceeds of $10,000,000. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as December 14, 2011.

We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Distributions

Our Board of Directors has authorized a daily distribution, based on 365 days in the calendar year, of $0.002260274 per share (which equates to 5.5% on an annualized basis calculated at the current rate, assuming a $15.00 per share purchase price) for stockholders of record as of each day of the period commencing on December 8, 2011 and ending on December 31, 2011. The payment date for each of the daily distributions for this period will be in January 2012.

Additionally, our Board of Directors has authorized a daily distribution, based on 366 days in the calendar year, of $0.002254099 per share (which equates to 5.5% on an annualized basis calculated at the current rate, assuming a $15.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on January 1, 2012 and ending on March 31, 2012.  The payment date for each of the daily distributions of the period commencing on January 1, 2012 and ending on January 31, 2012 will be in February 2012.  The payment date for each of the daily distributions of the period commencing on February 1, 2012 and ending on February 29, 2012 will be in March 2012. The payment date for each of the daily distributions of the period commencing on March 1, 2012 and ending on March 31, 2012 will be in April 2012.

Recent Real Property Investments

The following information supplements, and should be added as a subsection following the section in our prospectus captioned “Prospectus Summary — Investment Objectives” beginning on page 19 of the prospectus.

Description of Real Estate Investments

As of December 14, 2011, our investment portfolio consisted of eight properties located in six states, consisting of 205,468 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. Details of the properties are listed below.

		Number of		Rentable
Property Description	Type	Tenants	Tenant	Square Feet (1)	Purchase Price
Walgreens – Albuquerque, NM	Drugstore	1	Walgreen Co.	15,525	$2,475,000
CVS – Austin, TX	Drugstore	1	CVS Pharmacy, Inc.	10,906	3,054,150
Tractor Supply – Lockhart, TX	Specialty Retail	1	Tractor Supply Co. of Texas LP	18,800	2,920,000
Walgreens – Reidsville, NC	Drugstore	1	Walgreen Co.	14,550	5,125,000
The Parke – San Antonio, TX	Shopping Center	4	Various	105,743	7,250,000
Tractor Supply – Brunswick, GA	Specialty Retail	1	Tractor Supply Company	19,097	3,397,000
CVS – Erie, PA	Drugstore	1	Pennsylvania CVS Pharmacy, LLC	10,125	2,300,000
CVS – Mansfield, OH	Drugstore	1	Ohio CVS Stores, LLC	10,722	2,299,000
				205,468	$28,820,150

(1)	Includes square feet of buildings that are on land subject to ground leases.

The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Public Disclosure of our Investments” beginning on page 80 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties in the retail, office and industrial sectors that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates.

As of December 14, 2011, we, through separate wholly-owned limited liability companies and limited partnerships, owned eight properties located in six states, consisting of 205,468 gross rentable square feet of commercial space. The properties were acquired through the use of proceeds from our initial public offering and proceeds from our line of credit. Our properties as of December 14, 2011 are listed below in order of date of acquisition:

		Year	Purchase	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Yield (1)	Yield (2)	Occupancy
Walgreens – Albuquerque, NM	December 7, 2011	1995	$2,475,000	7.90%	7.90%	100%
CVS – Austin, TX	December 8, 2011	1997	3,054,150	7.01%	7.01%	100%
Tractor Supply – Lockhart, TX	December 8, 2011	2008	2,920,000	7.87%	8.91%	100%
Walgreens – Reidsville, NC	December 8, 2011	2008	5,125,000	7.06%	7.06%	100%
The Parke – San Antonio, TX	December 9, 2011	2008	7,250,000	6.50%	7.67%	95%
Tractor Supply – Brunswick, GA	December 9, 2011	2008	3,397,000	7.80%	8.85%	100%
CVS – Erie, PA	December 9, 2011	1999	2,300,000	7.65%	7.65%	100%
CVS – Mansfield, OH	December 9, 2011	1998	2,299,000	7.35%	7.35%	100%
			$28,820,150

(1)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs. The properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable.
We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(2)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs. The properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. We expect the majority of our properties will be subject to triple net leases. Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the major tenants at each of the properties listed above:

		Total Square	% of Total		Current		Base Rent
		Feet	Rentable	Renewal	Annual		per
Property	Major Tenants (1)	Leased	Square Feet	Options (2)	Base Rent		Square Foot		Lease Term (3)
Walgreens –	Walgreen Co.	15,525	100%	4/5 yr.	$195,574		$12.60		12/7/2011	4/30/2026
Albuquerque, NM
CVS – Austin, TX	CVS Pharmacy, Inc.	10,906	100%	5/5 yr.	214,000		19.62		12/8/2011	9/30/2036
Tractor Supply –	Tractor Supply	18,800	100%	4/5 yr.	229,680	(4)	12.22		12/8/2011	7/31/2023
Lockhart, TX	Co. of Texas LP
Walgreens –	Walgreen Co.	14,550	100%	10/5 yr.	362,050		24.88		12/8/2011	10/31/2033
Reidsville, NC
The Parke –	Kohl's Illinois Inc.	— (5)	85%(6)	6/5 yr.	190,000	(4)	0.46	(7)	12/9/2011	1/31/2028
San Antonio, TX	JPMorgan Chase	— (5)	4%(6)	4/5 yr.	150,000	(4)	3.44	(7)	12/9/2011	9/30/2027
	Bank, NA
	McDonald's USA,	— (5)	4%(6)	4/5 yr.	90,000	(4)	1.20	(7)	12/9/2011	10/11/2029
	LLC
Tractor Supply –	Tractor Supply	19,097	100%	4/5 yr.	265,000	(4)	13.88		12/9/2011	6/6/2023
Brunswick, GA	Company
CVS – Erie, PA	Pennsylvania CVS	10,125	100%	6/5 yr.	176,000		17.38		12/9/2011	1/31/2037
	Pharmacy, LLC
CVS – Mansfield, OH	Ohio CVS Stores,	10,722	100%	6/5 yr.	169,000		15.76		12/9/2011	1/31/2037
	LLC

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property, or those
	tenants whose annual rental revenue accounts for greater than 10% of the property's annual rental revenue.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the
	non-cancellable lease term.
(4)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.
(5)	Subject to a ground lease.
(6)	Percentage based on square feet of the building.
(7)	The base rent per square foot is based on the square footage of the land parcel as the property is subject to a ground lease.

Placement of Debt on Certain Real Property Investments

On December 8, 2011, our operating partnership entered into a secured revolving credit facility (the “Credit Facility”) providing for up to $50.0 million of borrowings pursuant to a credit agreement (the “Credit Agreement”) with J.P. Morgan Securities, LLC, as sole lead arranger and sole bookrunner, JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) as administrative agent, and other lending institutions that may become parties to the Credit Agreement (collectively, with JPMorgan Chase, the “Lenders”).

The Credit Facility allows our operating partnership to borrow up to $50.0 million in revolving loans (the “Revolving Loans”), with the maximum amount outstanding not to exceed (i) 70% of the aggregate value allocated to each qualified property comprising the borrowing base (the “Borrowing Base”) during the period from December 8, 2011 through June 7, 2012 (the “Tier One Period”); (ii) 65% of the Borrowing Base during the period from June 8, 2012 to December 7, 2012 (the “Tier Two Period”); and (iii) 60% of the Borrowing Base during the period from December 8, 2012 through December 8, 2014 (the “Tier Three Period”). As of December 9, 2011, the Borrowing Base under the Credit Facility was approximately $20.0 million based on the underlying collateral pool for qualified properties. Up to 15.0% of the total amount available may be used for issuing letters of credit and up to 10.0% of the Credit Facility, not to exceed $15.0 million may be used for “swingline” loans. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $250.0 million (the “Accordion Feature”). The Credit Facility matures on December 8, 2014. Our operating partnership borrowed approximately $3.5 million under the Credit Facility on December 8, 2011 and approximately $14.8 million on December 9, 2011.

The Revolving Loans will bear interest at rates depending upon the type of loan specified by our operating partnership. For a eurodollar rate loan, as defined in the Credit Agreement, the interest rate will be equal to the one-month LIBOR (the “Eurodollar Rate”) for the interest period, plus the applicable rate (the “Eurodollar Applicable Rate”). The Eurodollar Applicable Rate is based upon the applicable period then in effect, and ranges from 2.40% during the Tier Three Period to 2.70% during the Tier One Period. For floating rate loans, the interest rate will be a per annum amount equal to the applicable rate (the “Floating Applicable Rate”) plus the greatest of (a) the Federal Funds Rate plus 0.5%; (b) JPMorgan Chase’s Prime Rate; or (c) LIBOR plus 1.0%. The Floating Applicable Rate is based upon the applicable period then in effect, and ranges from 1.40% during the Tier Three Period to 1.70% during the Tier One Period.

Tenant Lease Expirations

As of December 14, 2011, we had one lease expiring within the next ten years, assuming no renewal options are exercised. The lease, which includes approximately 1,800 square feet, expires in 2013 and represents approximately $42,000, or less than 2% of our current annualized base rent.

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the properties noted above is approximately $17.7 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the properties noted above is estimated, as of December 14, 2011, as follows:

Wholly-owned Property	Depreciable Tax Basis
Walgreens – Albuquerque, NM	$1,980,000
CVS – Austin, TX	2,443,320
Tractor Supply – Lockhart, TX	2,336,000
Walgreens – Reidsville, NC	4,100,000
The Parke – San Antonio, TX	406,000	(1)
Tractor Supply – Brunswick, GA	2,717,600
CVS – Erie, PA	1,840,000
CVS – Mansfield, OH	1,839,200
	$17,662,120

(1)	Depreciable basis excludes any ground leases.

We currently have no plans for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Our advisor and its affiliates are continually evaluating various potential property investments and engaging in discussions and negotiations with sellers, developers and potential tenants regarding the purchase and development of properties.  If we believe that a reasonable probability exists that we will acquire a specific property, this prospectus will be supplemented to disclose the negotiations and pending acquisition of such property. We expect that this will normally occur upon the signing of a purchase agreement for the acquisition of a specific property, but may occur before or after such signing or upon the satisfaction or expiration of major contingencies in any such purchase agreement, depending on the particular circumstances surrounding each potential investment. A supplement to this prospectus will describe any improvements proposed to be constructed upon the respective real property and other information that we consider appropriate for an understanding of the transaction. Further data will be made available after any pending acquisition is consummated, also by means of a supplement to this prospectus, if appropriate. You should understand that the disclosure of any proposed acquisition cannot be relied upon as an assurance that we will ultimately consummate such acquisition or that the information provided concerning the proposed acquisition will not change prior to any actual purchase.